UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

February 2003

TOTAL FINA ELF S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-s(b): 82-            .)

SIGNATURES
EXHIBIT INDEX
Exhibit 99.1: Iran: Start of production from Balal Field
Exhibit 99.2: Highlights from February 19, 2003 TotalFinaElf Board Meeting
Exhibit 99.3: Total FinaElf Reports Fourth Quarter & Full Year 2002 Results
Exhibit 99.4: TotalFinaElf’s Fourth Quarter and Full Year 2002 Consolidated Accounts, French GAAP
Exhibit 99.5: TotalFinaElf Sells Non-Core Gulf of Mexico Assets

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date: March 6th, 2003	By:	/s/ Charles Paris de Bollardière

Name: Charles PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

▶EXHIBIT 99.1:	Iran: Start of production from Balal Field (February 19, 2003)

▶EXHIBIT 99.2:	Highlights from February 19, 2003 TotalFinaElf Board Meeting (February 20, 2003)

▶EXHIBIT 99.3:	TotalFinaElf Reports Fourth Quarter & Full Year 2002 Results (February 20, 2003)

▶EXHIBIT 99.4:	TotalFinaElf's Fourth Quarter and Full Year 2002 Consolidated Accounts, French GAAP (February 20, 2003)

▶EXHIBIT 99.5:	TotalFinaElf Sells Non-Core Gulf of Mexico Assets (March 6, 2003)

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	Iran: Start of production from Balal Field
Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
Paris, February 19, 2003 — TotalFinaElf announces the start-up of oil production from the Iranian Balal offshore field near Iran’s Lavan Island, in the Persian Gulf. The Group is the operator of the field under a “buy-back” contract signed with state-owned National Iranian Oil Company (NIOC) in April 1999 and has a 46.75% interest in partnership with Eni (38.25%) and Bow Valley (15%).

Production started in January at a daily rate of approximately 20,000 barrels coming from two wells. It is exported from the offshore platform using facilities operated by the NIOC (subsea pipeline and processing facilities on Lavan Island).

Presently, three additional producer wells are being drilled. They are expected to enter production by the end of the first half of 2003.

* * * *

EXHIBIT 99.2

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	Highlights from February 19, 2003 TotalFinaElf Board Meeting

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
Paris, February 20, 2003 — The Board of Directors of TotalFinaElf, chaired by CEO Thierry Desmarest, met on February 19, 2003 to review the 2002 fourth quarter results and to close the 2002 consolidated accounts and parent company accounts. The 2002 earnings release was issued separately today.

The Board decided to submit at the May 6, 2003 Annual General Meeting (AGM) a resolution proposing to change the name of the company from TOTAL FINA ELF S.A. to TOTAL S.A. A new visual identity associated with the proposed name change will be presented at the AGM.

Also submitted at the AGM is the ratification of the appointment of Mr. Maurice Lippens as a new member of the Board and the renewal of terms as directors for Ms. Anne Lauvergeon and Mssr. Daniel Bouton, Bertrand Collomb, Jacques Friedmann, Antoine Jeancourt-Galignani, Michel Pebereau, Jürgen Sarrazin and Pierre Vaillaud. The number of directors, which was 24 when TotalFinaElf was created, will be reduced to 14.

Given the large share of the Company’s capital owned by employees (more than 3% today), the Board will propose at the AGM a resolution calling for a change in the company by-laws that will allow the nomination of an employee-shareholder as a Board member.

In addition, the Board adopted a new charter for its Directors which builds on the previous charter and takes into account, notably, the recommendations issued in the report of the working group chaired by Mr Daniel Bouton.

* * * *

EXHIBIT 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

2002 Hydrocarbon Production Increases by 10%
Results show good resistance in a less favorable environment

2002 Net Income excluding non-recurring items

•	6.26 billion euros, a 17% decrease
•	9.40 euros per share, a 13% decrease
•	8.89 dollars per share, an 8% decrease

2002 Reported Net Income

•	5.94 billion euros, a 22% decrease
•	8.92 euros per share, a 19% decrease
•	8.43 dollars per share, a 15% decrease

Proposed dividend of 4.10 euros per share, an 8% increase

Paris, February 20, 2003 — The Board of Directors of TotalFinaElf, chaired by CEO Thierry Desmarest, met on February 19 to review the 2002 fourth quarter results and to close the 2002 consolidated accounts and parent company accounts.

Commenting on the results, Thierry Desmarest said:

« Despite the generally less favorable 2002 environment, TotalFinaElf performed well, partially offsetting the impact of the downturn thanks largely to a record level 10% increase in hydrocarbon production and to the ongoing implementation of synergy and productivity programs (...)

When we express our earnings per share excluding non-recurring items in dollars, in order to be comparable to our peers, TotalFinaElf shows a decline of only 8% year over year, while our major competitors reported decreases ranging between 22% and 34%. »

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Consolidated accounts TotalFinaElf

4Q02	4Q01%		millions of euros	2002	2001	%

26,898	23,689	+14%	Sales	102,540	105,318	-3%

2,894	2,506	+15%	Operating income from business	10,995	13,121	-16%
			segments (excluding non-recurring items)

1,461	1,364	+7%	Net operating income from business	5,868	7,564	-22%
			segments (excluding non-recurring items)

1,609	1,424	+13%	Net income excluding non-recurring items	6,260	7,518	-17%

1,372	652	+110%	Net income	5,941	7,658	-22%

2.44	2.11	+16%	Earnings per share (euros) excluding non-recurring items	9.40	10.85	-13%

2,323	3,099	-25%	Investments	8,657	10,566	-18%

800	1,711	-53%	Divestments at selling price	2,313	7,004	-67%

2,233	1,409	+58%	Cash flow from operating activities	11,006	12,303	-11%

Non-recurring items

4Q02	4Q01	millions of euros	2002	2001

	Impact of non-recurring items on operating income

(5)	(24)	Restructuring charges	(29)	(24)

(637)*	(50)	Impairments	(659)*	(50)

(38)	(18)	Other	29	(18)

(680)	(92)	Total	(659)	(92)

	Impact of non-recurring items on net income

287	429	Gain on asset sales	626	1,400

87	(600)	Toulouse plant impact	(61)	(600)

(81)	(186)	Restructuring charges and early retirement plans	(158)	(226)

(452)**	(224)	Impairments	(467)**	(224)

(78)	(191)	Other	(259)	(210)

(237)	(772)	Total	(319)	140

* includes (500) M€ related to the impact of the situation in Argentina
** includes (310) M€ related to the impact of the situation in Argentina

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Number of shares

4Q02	4Q01%		millions	2002	2001	%

658.4	676.1	-3%	Fully-diluted weighted-average shares	666.1	693.2	-4%
655.0	673.0	-3%	Fully-diluted shares at end of period	655.0	673.0	-3%

Oil market environment

4Q02	4Q01%				2002	2001	%

1.00	0.90	-10%	*	€/$	0.95	0.90	-5%	*
26.8	19.4	+38%		Brent ($/b)	25.0	24.4	+2%
16.1	14.7	+10%		European refining margin TRCV ($/t)	8.0	15.4	-48%

* change in the dollar versus the euro

2002 Results

Consolidated sales declined by 3% to 102,540 million euros (M€) in 2002 from 105,318 M€ in 2001.

Although the oil market environment was more favorable in the 2002 fourth quarter than in the 2001 fourth quarter (a 38% increase in the Brent oil price and a 10% increase in the European refining margin that more than offset the 10% decline in the dollar versus the euro), market conditions for the full-year 2002 were less favorable than in the full-year 2001.

Oil market conditions in 2002 were mixed :

•	the average Brent oil price rose slightly (+2%) to 25.0 $/b in 2002 from 24.4 $/b in 2001,

•	the European refining margin was sharply lower in 2002, falling 48% to 8.0 $/t in 2002 from 15.4 $/t in 2001,

•	the dollar weakened against the euro by 5%, setting the average euro/dollar exchange rate at 0.95 in 2002 versus 0.90 in 2001.

In addition, after signs of improvement in mid-year, petrochemical margins declined during the fourth quarter 2002.

Operating income from the business segments excluding non-recurring items rose by 15% in the 2002 fourth quarter as compared to the same quarter a year ago, and for the full year it fell by 16% to 10,995 M€ in 2002 from 13,121 M€ in 2001. Non-recurring items in 2002, comprised mainly of impairments in Argentina related to gas and power assets and the LPG marketing activity, had a negative impact on operating income of 659 M€.

Growth and synergies/productivity programs contributed 1.3 billion euros (B€) to operating income in 2002, partially offsetting the large negative impact of changes in the environment (-3.1 B€) and the effect of an unusually high level of scheduled refinery turn-arounds particularly during the third and fourth quarters of 2002 (-0.3 B€).

Net operating income from the business segments excluding non-recurring items for the 2002 fourth quarter rose by 7% as compared to the same quarter a year ago, and

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

for the full year it fell by 22% to 5,868 M€ in 2002 from 7,564 M€. The percentage decrease in net operating income is larger than the percentage decrease in the pre-tax operating income due primarily to the fact that the Upstream segment, which is more heavily taxed than Downstream and Chemicals, increased its relative share of the operating results in 2002 versus 2001.

Net income excluding non-recurring items rose by 13% in the 2002 fourth quarter as compared to the 2001 fourth quarter, and for the full year it fell by 17% to 6,260 M€ in 2002 from 7,518 M€ in 2001.

Earnings per share excluding non-recurring items, based on 658.4 million fully-diluted weighted average shares, rose by 16% to 2.44 euros in the 2002 fourth quarter as compared to 2.11 euros in the same quarter last year. For the full year, earnings per share excluding non-recurring items, based on 666.1 million fully-diluted weighted average shares, declined by 13% to 9.40 euros in 2002 from 10.85 euros in 2001. The limited decline in earnings per share reflects in part the accretive impact of the large share buy-back program.

During the 2002 fourth quarter, TotalFinaElf repurchased 10.45 million of its shares for 1.42 B€, bringing the total buy-back program for the year to 24.031 million shares, or 3.5% of the share capital, for 3.40 B€.

The number of fully-diluted shares was 655.0 million at December 31, 2002 versus 673.0 million at December 31, 2001.

Reported net income more than doubled to 1,372 M€ in the 2002 fourth quarter from 652 M€ in the 2001 fourth quarter. For the year, reported net income was 5,941 M€ in 2002 compared to 7,658 M€ in 2001.

Reported net income includes the impact of non-recurring items which had a net negative effect of 319 M€ in 2002 as compared to a net positive effect of 140 M€ in 2001. Non-recurring items in 2002 were composed primarily of gains on asset sales (notably shares of Sanofi-Synthelabo), impairments of certain gas and power assets and LPG marketing activities in Argentina, and recognition of the impact on deferred taxes from a change in the UK tax law affecting oil companies.

The net-debt-to-equity ratio was 28.6% at year-end 2002 compared to 30.9% at year-end 2001.

In 2002, the company’s return on average capital employed (ROACE2) was 15%.

The return on equity (ROE) was at a high level of 20% in 2002.

Cash flow from operating activities decreased by 11% to 11,006 M€ in 2002 from 12,303 M€ in 2001.

Investments fell by 18% to 8,657 M€ in 2002 from 10,566 M€ in 2001, reflecting lower spending in Upstream gas and power activities and in the Chemicals segment.

Divestments, based on selling prices, were 2,313 M€ in 2002, comprised mainly of sales of securities (notably Sanofi-Synthelabo and other financial participations) as well as reimbursements of long-term loans.

Free cash flow3 was 4,662 M€ in 2002 compared to 8,741 M€ in 2001.

[1]	includes 2.91 million shares used to cover stock option programs.
[2]	To be more comparable to its peer group, TotalFinaElf has changed to presenting a return on average capital employed (ROACE) which is net operating income (excluding non-recurring items and before amortization of goodwill for Chemicals) divided by the average of the beginning and ending capital employed, and will no longer present on the basis of return on beginning of year capital employed. This ratio will be presented for the business segments and at the Group level.
[3]	Free cash flow = cash flow from operations + divestments - investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Upstream

Operating income excluding non-recurring items from the Upstream segment rose by 3% to 9,309 M€ in 2002 from 9,022 M€ in 2001. The positive effects of a large increase in production volume and the higher oil price were partially offset by the negative impacts of the dollar depreciating against the euro and lower natural gas prices.

Net operating income excluding non-recurring items for the Upstream segment was stable at 4,648 M€ in 2002 compared to 4,652 M€ in 2001. Relative to the year-over-year increase in operating income excluding non-recurring items, the flat net operating income reflects the impacts of lower capitalized interest due to a number of start-ups and lower income contributions from equity affiliates.

Upstream ROACE was 23% in 2002.

During the 2002 fourth quarter, hydrocarbon production rose by 8% to 2,523 thousand barrels of oil equivalent per day (kboe/d) from 2,332 kboe/d in the 2001 fourth quarter.

Hydrocarbon production increased by 10% to 2,416 kboe/d for the full year 2002 compared to 2,197 kboe/d for 2001. Excluding the impact of OPEC quota reductions, production growth would have been 11.5% in 2002.

Liquids production rose by 9% to 1,589 kb/d in 2002 from 1,454 kb/d in 2001, driven primarily by growth from Block 17 in Angola, Sincor in Venezuela, South Pars and Dorood in Iran, and various fields in the UK North Sea.

Gas production increased by 12% to 4,532 Mcfd in 2002 from 4,061 Mcfd in 2001, driven primarily by growth from Elgin-Franklin and Nuggets in the UK North Sea and new fields launched in Norway and Syria.

Driven by a sustained exploration and appraisal program, proved reserves continued to grow, rising 2% to 11,203 Mboe at year-end 2002 from 10,978 Mboe at year-end 2001. The 2002 proved reserves represent 12.7 years of production based on the average rate for 2002. For consolidated subsidiaries, the 2000-2002 3-year average reserve replacement rate was very competitive at 151%.

The 2000-2002 3-year average reserve replacement cost for consolidated subsidiaries was 4.0 $/boe and finding costs were 0.7 $/boe.

The main discoveries in 2002 were made in deep-offshore West Africa (Nigeria and Angola, including Zinia in the 2002 fourth quarter), in the North Sea and in Kazakhstan (Kalamkas).

Major 2002 highlights included the build-up of production from South Pars in Iran, Girassol in Angola, Elgin-Franklin in the UK North Sea, and the Sincor upgrader in Venezuela. The Sincor upgrader is in the process of restarting operations after having been idled for 10 weeks by a strike in Venezuela.

Other highlights for the year included the approval of the Snohvit project by the Norwegian Parliament, the acquisition of 5% of the BTC pipeline project as well as the acquisition of several permits in Russia.

Gas and power activities in Argentina were the object of a 431 M€ asset impairment in 2002; however, the operational highlight of the year was launching the Taweelah power project in Abu Dhabi.

For renewable energies, new developments included a solar power project in Morocco and the start of a wind energy project at the Dunkirk refinery site in France.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

4Q02	4Q01%		Upstream — Key Figures	2002	2001	%

2,523	2,332	+8%	Hydrocarbon production (kboe/d)	2,416	2,197	+10%
1,617	1,543	+5%	• Liquids (kb/d)	1,589	1,454	+9%
4,960	4,297	+15%	• Gas (Mcfd)	4,532	4,061	+12%
2,520	1,617	+56%	Operating income (M€) excluding non-recurring items	9,309	9,022	+3%
1,196	717	+67%	Net operating income (M€) excluding non-recurring items	4,648	4,652	-
1,493	2,210	-32%	Investments (M€)	6,122	7,496	-18%
133	344	-61%	Divestments (M€) at selling price	603	1,116	-46%
2,110	1,969	+7%	Cash flow from operating activities (M€)	7,721	8,085	-5%

Proved reserves at year-end	2002	2001	%

• Hydrocarbon reserves (Mboe)	11,203	10,978	+2%

• Liquids (Mb)	7,231	6,961	+4%
• Gas (Bcf)	21,575	21,929	-2%

Downstream

Operating income excluding non-recurring items from the Downstream segment fell by 70% to 909 M€ in 2002 from 3,004 M€ in 2001.

Refined product demand in the OECD countries declined due to weak economic conditions and mild weather during 2002, thus creating an exceptionally poor environment for the Downstream segment: European refining margins fell by 48% and marketing margins were under pressure given the context of high crude oil prices.

Downstream results were further affected by an unusually high level of scheduled refinery turn-arounds: 7 of the 12 refineries operated by TotalFinaElf in Europe were affected, mainly in the third and fourth quarters of 2002.

Synergies and productivity efforts had a positive impact of about 0.2 B€ on operating income which only partially offset the negative impact of the environment and the refinery turn-arounds.

Net operating income excluding non-recurring items for the Downstream segment fell by 63% to 846 M€ in 2002 from 2,309 M€ in 2001.

Within this context, Downstream ROACE was 8% in 2002.

Taking into account the refinery turn-arounds, refinery throughput fell by 8% to 2,218 kb/d in the 2002 fourth quarter from 2,406 kb/d in the 2001 fourth quarter. For the full year, refinery throughput fell by 5% to 2,349 kb/d in 2002 from 2,465 kb/d in 2001, and the utilization rate fell to 88% in 2002 from 96% in 2001.

Refined product sales were up slightly to 3,751 kb/d in 2002 from 3,724 kb/d in 2001.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

In refining, the main highlights for 2002 concerned the major turn-arounds that improved the safety and reliability of the units as well as increased the conversion and desulphurization rates.

In marketing, a new market segmentation strategy was implemented in France in 2002, using the TOTAL brand (focused on the service-sensitive market segment) and the redesigned Elf brand (focused on the price-sensitive market segment).

Outside of France, an agreement in principle was reached with Agip and Galp under which TotalFinaElf will dispose of its TOTAL-brand service stations in Spain and acquire stations in Italy and Portugal.

TotalFinaElf sold its service station network in Switzerland, where its market share was less than 3%.

4Q02	4Q01%		Downstream — Key Figures	2002	2001	%

2,218	2,406	-8%	Refinery throughput* (kb/d)	2,349	2,465	-5%
229	628	-64%	Operating income (M€) excluding non-recurring items	909	3,004	-70%
244	469	-48%	Net operating income (M€) excluding non-recurring items	846	2,309	-63%
465	356	+31%	Investments (M€)	1,112	1,180	-6%
114	54	+111%	Divestments (M€) at selling price	283	1,079	-74%
(188)	2,217	—	Cash flow from operating activities (M€)	1,447	4,374	-67%

* including share of Cepsa

Chemicals

Sales for the Chemicals segment were stable at 19,317 M€ in 2002 compared to 19,560 M€ in 2001.

Operating income excluding non-recurring items fell by 29% to 777 M€ in 2002 from 1,095 M€ in 2001.

The environment for Chemicals had a negative impact of about 0.4 B€ on operating income for the year.

Operating income for the Base chemicals & polymers sector was affected by a particularly depressed environment in the ethylene/polyethylene chain as well as in the chlorine chain.

Intermediates resisted the difficult economic conditions. Specialties improved their performance.

Net operating income excluding non-recurring items fell by 38% to 374 M€ in 2002 from 603 M€ in 2001.

Chemicals ROACE was 5%4 in 2002.

The main 2002 highlights for the Base chemicals & polymers sector were the signing of a letter of intent with Samsung for a 50% interest in its Daesan petrochemical complex in South Korea, the launching a new polypropylene unit at Feluy in Belgium and the purchase of Enichem’s interest in Qapco in Qatar.

[4]	excluding amortization of goodwill in the amount of 131 M€ in 2002

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

TotalFinaElf actively managed its portfolio of Intermediates and Specialties. Telomeres fluorides were sold and the sale of the SigmaKalon paints unit was initiated with a closing expected during the first quarter 2003 after approval from the competition authorities.

4Q02	4Q01%		Chemicals — key figures (M€)	2002	2001	%

4,587	4,207	+9%	Sales	19,317	19,560	-1%
145	261	-44%	Operating income excluding non-recurring items	777	1,095	-29%
21	178	-88%	Net operating income excluding non-recurring items	374	603	-38%
371	528	-30%	Investments	1,237	1,611	-23%
37	225	-84%	Divestments at selling price	140	541	-74%
636	369	+72%	Cash flow from operating activities	1,053	1,261	-16%

Parent company TOTAL FINA ELF S.A. accounts and proposed dividend

The parent company TOTAL FINA ELF reported earnings of 2,410 M€ in 2002 compared to 3,829 M€ in 2001. The Board of Directors of TotalFinaElf, after closing the accounts, decided to propose at the May 6, 2003 Annual General Meeting (AGM) a cash dividend of 4.10 euros per share, representing an 8% increase from the previous year, to which will be added the avoir fiscal (French tax credit) pursuant to the terms in force. The dividend will be paid May 16, 2003.

2003 Sensitivities

	Change	2003(e) Sensitivities*

		Operating income	Net income	EPS[5]
€/$	± 0.1 $ per €	1.10 B€	0.57 B€	0.87 €
Brent	± 1 $ per barrel	0.54 B€	0.26 B€	0.40 €
Refining margin	± 1 $ per ton	0.11 B€	0.07 B€	0.11 €
(TRCV)

*sensitivities based on an environment of €/$ = 1, Brent = 20 $/b, TRCV = 12 $/t

Outlook

Given the uncertainties related to events in the Middle East, it is difficult to predict trends for the 2003 oil market environment.

Since the start of the year, oil prices have remained at high levels. Refining margins have recently rebounded sharply. The dollar has lost ground against the euro, and petrochemicals continued to suffer low margins given the high price of naphtha feedstock.

[5]	based on 655.0 M fully-diluted shares at December 31, 2002

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Within this context, TotalFinaElf plans to maintain an investment program of 8.7 billion euros, with priority given to Upstream growth. The 2003 budget for investments is split 67% for Upstream, 15% for Downstream and 18% for Chemicals (including the Samsung JV project).

TotalFinaElf plans to continue to improve its performance in 2003 (assuming a constant environment):

•	Upstream production is expected to grow by 5%,

•	Downstream projects a 300 M€ operating income improvement from ongoing synergies and productivity efforts,

•	Chemicals will pursue self-help programs, restructurings and active portfolio management.

The target to improve operating income by 4.8 B€ on an annual basis by the end of the 2000-2003 period is confirmed, assuming a constant environment.

Over the medium term, the target for hydrocarbon production is to average 5% growth per year through 2007.

In addition, the following 2005 targets for return on average capital employed (ROACE6) have been set: Upstream 16%7, Downstream 16% and Chemicals 14%8. For the Group as a whole, the 2005 ROACE target is 15.5%.

The net-debt-to-equity ratio is expected to be maintained at around 30%, and the buy-back program is expected to continue.

In setting demanding but realistic medium-term targets for growth and profitability, the Group mobilizes the talents and energy of its people to achieve profitable and sustainable growth.

• • •

To listen the presentation to financial analysts by CEO Thierry Desmarest today at 11:00 (Paris time), please consult the website www.totalfinaelf.com for information or dial +44 (0) 208 240 8240 from Europe or 1 303 713 7929 from the US. For a replay, please dial +44 (0) 208 288 4459 (access code: 228 072) from Europe or 1 334 323 6222 (access code: 228 072) from the US.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of TotalFinaElf. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.TotalFinaElf does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission.

TotalFinaElf reports the impact on income of non-recurring items, consisting of incomes and charges for the period, which are unusual or significant in nature. Items from incomes from business segments excluding non-recurring items, and net income per share excluding non-recurring items, presented in financial communications (operating income from business segments excluding non-recurring items, net operating income from business segments excluding non-recurring items and net income excluding non-recurring items) and in the footnotes to the financial statements of the Group containing segment data are non-GAAP measures obtained by excluding the non-recurring items described above from the GAAP figures. They are presented in order to facilitate the analysis of financial performance and the comparison of income between periods.

• • •

[6]	In the reference environment: €/$ = 1 ; Brent = 17$/b, TRCV = 12$/t ; Chemicals in mid-cycle
[7]	this target takes into account the impact of the change in UK taxes and the situation in Argentina
[8]	excluding amortization of goodwill

Operating Information by Segment

Fourth Quarter and Full Year 2002

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Upstream

Combined liquids and gas production by region

4Q02	4Q01%		in kboe/d	2002	2001	%

939	850	+10%	Europe	873	759	+15%

689	637	+8%	Africa	671	620	+8%

54	48	+13%	North America	45	49	-8%

220	209	+5%	Far East	220	219	—%

452	398	+14%	Middle East	432	391	+10%

165	183	+10%	South America	170	153	+11%

4	7	—	Rest of world	5	6	—

2,523	2,332	+8%	Total production*	2,416	2,197	+10%

*	includes 2,137 kboe/d consolidated production in 2002 and 1,897 kboe/d in 2001

Liquids production by region

4Q02	4Q01%		in kb/d	2002	2001	%

492	458	+7%	Europe	464	417	+11%

611	563	+9%	Africa	599	549	+9%

4	7	—	North America	5	7	—

23	13	+77%	Far East	23	24	-4%

365	357	+2%	Middle East	377	349	+8%

118	138	-14%	South America	116	102	+14%

4	7	—	Rest of world	5	6	—

1,617	1,543	+5%	Total production*	1,589	1,454	+9%

*	includes 1,354 kb/d consolidated production in 2002 and 1,196 kb/d in 2001

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Gas production by region

4Q02	4Q01%		in Mcfd	2002	2001	%

2,432	2,108	+15%	Europe	2,230	1,852	+20%

410	391	+5%	Africa	374	369	+1%

264	216	+22%	North America	214	221	-3%

1,117	1,088	+3%	Far East	1,122	1,114	+1%

482	227	+112%	Middle East	295	222	+33%

255	267	+4%	South America	297	283	+5%

—	—	—	Rest of world	—	—	—

4,960	4,297	+15%	Total production*	4,532	4,061	+12%

*	includes 4,299 Mcfd consolidated production in 2002 and 3,839 Mcfd in 2001

Downstream

Refinery throughput by region

4Q02	4Q01%		in kb/d	2002	2001	%

883	1,050	-16%	France	911	1,037	-12%

1,054	1,100	-4%	Rest of Europe	1,157	1,158	—

281	256	+10%	Rest of world	281	270	+4%

2,218	2,406	-8%	Total throughput*	2,349	2,465	-5%

* includes share of Cepsa

2, place de la Coupole
La Défense 6
92 400 Courbevoie France

Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Refined product sales by region*

in kb/d	2002	2001	%

Europe	2,975	3,026	-2%

Africa	269	249	+8%

Americas	366	320	+14%

Middle East	59	54	+9%

Asia	67	61	+10%

Rest of World	15	14	+7%

Total refined product sales	3,751	3,724	+1%

* includes trading and share of Cepsa

Chemicals

4Q02	4Q01%		Chemicals — key figures (B€)	2002	2001	%

4.59	4.21	+9%	Chemical Sales	19.32	19.56	-1%

1.94	1.54	+26%	• Base chemicals & polymers	7.72	7.57	+2%

0.85	0.91	-7%	• Intermediates	3.77	4.17	-10%

1.79	1.75	+2%	• Specialties	7.80	7.77	—

0.01	0.01	—	• Corporate — Chemicals	0.03	0.05	-40%

0.15	0.26	-42%	Operating income*	0.78	1.10	-29%

(0.03)	0.07	—	• Base chemicals & polymers	(0.03)	0.25	—

0.04	0.04	—	• Intermediates	0.28	0.33	-15%

0.13	0.09	+44%	• Specialties	0.60	0.50	+20%

0.01	0.06	-83%	• Corporate — Chemicals	(0.07)	0.02	—

* excluding non-recurring items

Exhibit 99.4

CONSOLIDATED STATEMENT OF INCOME
TotalFinaElf

4th Quarter	4th Quarter
2002	2001	in millions of euros (1)	2002	2001

26,898	23,689	Sales	102,540	105,318
(22,817)	(20,024)	Operating expenses	(86,622)	(87,760)
(1,915)	(1,346)	Depreciation, depletion and amortization	(5,792)	(4,781)

		Operating income
(48)	(95)	Corporate	(210)	(252)
2,214	2,414	Business segments*	10,336	13,029

2,166	2,319	Total operating income	10,126	12,777

(68)	18	Interest expense, net	(195)	(184)
51	48	Dividend income from non-consolidated subsidiaries	170	159
(2)	(3)	Dividends on subsidiaries’ redeemable preferred shares	(10)	(19)
143	(947)	Other income (expense)	243	283
(1,150)	(826)	Provision for income taxes	(5,034)	(5,874)
222	259	Equity in income (loss) of affiliates	866	1,001

1,362	868	Income before amortization of acquisition goodwill	6,166	8,143

(94)	(195)	Amortization of acquisition goodwill	(212)	(319)

1,268	673	Consolidated Net Income	5,954	7,824

(104)	21	of which minority interest	13	166

1,372	652	NET INCOME **	5,941	7,658

2.08	0.96	Earnings per share (euros)***	8.92	11.05

2,894	2,506	* Operating income from business segments, excluding non-recurring items	10,995	13,121

1,461	1,364	Net operating income from business segments, excluding non-recurring items	5,868	7,564

1,609	1,424	** Net income (Group share), excluding non-recurring items	6,260	7,518

2.44	2.11	*** Earnings per share, excluding non-recurring items (euros)	9.40	10.85

(1)	except earnings per share

CONSOLIDATED BALANCE SHEET
TotalFinaElf

	in millions of euros

	Dec. 31, 2002	Sept. 30, 2002	Dec. 31, 2001

ASSETS
NON-CURRENT ASSETS
Intangible assets, net	2,752	3,001	3,196
Property, plant and equipment, net	38,592	39,972	41,274
Equity affiliates: investments and loans	7,710	7,833	7,592
Other investments	1,221	1,241	1,536
Other non-current assets	3,735	3,130	3,042

TOTAL NON-CURRENT ASSETS	54,010	55,177	56,640

CURRENT ASSETS
Inventories, net	6,515	6,366	6,622
Accounts receivable, net	13,087	13,117	13,497
Prepaid expenses and other current assets	5,243	5,794	7,263
Short-term investments	1,508	1,426	1,004
Cash and cash equivalents	4,966	10,789	3,574

TOTAL CURRENT ASSETS	31,319	37,492	31,960

TOTAL ASSETS	85,329	92,669	88,600

LIABILITIES AND SHAREHOLDERS’ EQUITY
SHAREHOLDERS’ EQUITY
Common shares	6,872	7,103	7,059
Paid-in surplus and retained earnings	30,514	33,004	30,544
Cumulative translation adjustment	(830)	(102)	1,252
Treasury shares	(4,410)	(6,451)	(4,923)

TOTAL SHAREHOLDERS’ EQUITY	32,146	33,554	33,932

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	477	507	567

MINORITY INTEREST	724	837	898

LONG-TERM LIABILITIES
Deferred income taxes	6,390	6,586	6,521
Employee benefits	4,103	3,231	3,355
Other liabilities	6,150	5,957	6,093

TOTAL LONG-TERM LIABILITIES	16,643	15,774	15,969

LONG-TERM DEBT	10,157	10,989	11,165

CURRENT LIABILITIES
Accounts payable	10,236	9,303	10,034
Other creditors and accrued liabilities	9,850	11,942	12,470
Short-term borrowings and bank overdrafts	5,096	9,763	3,565

TOTAL CURRENT LIABILITIES	25,182	31,008	26,069

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	85,329	92,669	88,600

CONSOLIDATED STATEMENT OF CASH FLOW
TotalFinaElf

4th Quarter	4th Quarter
2002	2001	in millions of euros	2002	2001

		CASH FLOW FROM OPERATING ACTIVITIES
1,268	673	Consolidated net income	5,954	7,824
2,080	1,685	Depreciation, depletion and amortization	6,241	5,390
(154)	690	Long-term liabilities, valuation allowances and deferred taxes	(264)	1,153
—	(449)	Impact of coverage of pension benefit plans	—	(449)
165	168	Unsuccessful exploration costs	487	571
(358)	(363)	(Gains)/Losses on sales of assets	(862)	(1,735)
(167)	(242)	Equity in income of affiliates (in excess of)/less than dividends received	(479)	(709)
1	1	Other changes, net	(7)	(56)

2,835	2,163	Cash flow from operating activities before changes in working capital	11,070	11,989
(602)	(754)	(Increase)/Decrease in operating assets and liabilities	(64)	314

2,233	1,409	CASH FLOW FROM OPERATING ACTIVITIES	11,006	12,303

		CASH FLOW FROM INVESTING ACTIVITIES
(1,974)	(2,483)	Intangible assets and property, plant and equipment additions	(6,942)	(7,517)
(146)	(164)	Exploration expenditures charged to expenses	(432)	(521)
(22)	(168)	Acquisitions of subsidiaries, net of cash acquired	(127)	(1,051)
(46)	(12)	Investments in equity affiliates and other securities	(298)	(539)
(135)	(272)	Increase in long-term loans	(858)	(938)

(2,323)	(3,099)	Total expenditures	(8,657)	(10,566)
124	86	Proceeds from sale of intangible assets and property, plant and equipment	290	409
(8)	(32)	Proceeds from sale of subsidiaries, net of cash sold	5	721
543	1,098	Proceeds from sale of non-current investments	1,346	4,634
141	559	Repayment of long-term loans	672	1,240

800	1,711	Total divestitures	2,313	7,004
(83)	6	(Increase)/Decrease in short-term investments	(505)	(428)

(1,606)	(1,382)	CASH FLOW FROM INVESTING ACTIVITIES	(6,849)	(3,990)

		CASH FLOW FROM FINANCING ACTIVITIES
		Issuance and repayment of shares:
14	9	Parent company’s shareholders	461	24
(1,417)	(1,930)	Share buy-back	(2,945)	(5,605)
7	12	Minority shareholders	32	12
—	—	Subsidiaries’ redeemable preferred shares	—	—
		Cash dividends paid:
—	—	Parent company’s shareholders	(2,514)	(2,278)
(7)	(26)	Minority shareholders	(100)	(151)
455	(148)	Net issuance/(repayment) of long-term debt	1,642	(185)
(5,271)	(4,617)	Increase/(Decrease) in short-term borrowings and bank overdrafts	746	(1,330)
(2)	(3)	Other changes, net	(10)	(19)

(6,221)	(6,703)	CASH FLOW FROM FINANCING ACTIVITIES	(2,688)	(9,532)

(5,594)	(6,676)	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,469	(1,219)
(229)	(16)	Effect of exchange rates and changes in reporting entity on cash and cash equivalents	(77)	193
10,789	10,266	Cash and cash equivalents at the beginning of the period	3,574	4,600

4,966	3,574	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	4,966	3,574

BUSINESS SEGMENTS INFORMATION
TotalFinaElf

	in millions of euros
4th Quarter 2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,381	17,930	4,587	—	—	26,898
Intersegment sales	2,860	441	73	36	(3,410)	—

Total sales	7,241	18,371	4,660	36	(3,410)	26,898

Depreciation, depletion and amortization of tangible assets	(836)	(217)	(213)	(12)		(1,278)

Operating income excluding non-recurring items	2,520	229	145	(48)		2,846

Amortization of intangible assets and acquisition goodwill						(108)
Equity in income (loss) of affiliates						222
Other items in net operating income						91
Tax on net operating income						(1,351)

Net operating income excluding non-recurring items	1,196	244	21	239		1,700

Net cost of net debt						(59)
Dividends on subsidiaries’ redeemable preferred shares						(2)
Minority interests						(30)

Net income excluding non-recurring items						1,609

Gross expenditures	1,493	465	371	(6)		2,323
Divestitures at selling price	133	114	37	516		800
Cash flow from operating activities	2,210	(188)	636	(325)		2,233

4th Quarter 2001
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,677	15,807	4,207	(2)	—	23,689
Intersegment sales	2,851	226	80	24	(3,181)	—

Total sales	6,528	16,033	4,287	22	(3,181)	23,689

Depreciation, depletion and amortization of tangible assets	(846)	(247)	(186)	(3)		(1,282)

Operating income excluding non-recurring items	1,617	628	261	(95)		2,411

Amortization of intangible assets and acquisition goodwill						(115)
Equity in income (loss) of affiliates						259
Other items in net operating income						266
Tax on net operating income						(1,302)

Net operating income excluding non-recurring items	717	469	178	155		1,519

Net cost of net debt						(47)
Dividends on subsidiaries’ redeemable preferred shares						(3)
Minority interests						(45)

Net income excluding non-recurring items						1,424

Gross expenditures	2,210	356	528	5		3,099
Divestitures at selling price	344	54	225	1,088		1,711
Cash flow from operating activities	1,969	2,217	369	(3,146)		1,409

BUSINESS SEGMENTS INFORMATION
TotalFinaElf

	in millions of euros
2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	16,225	66,984	19,317	14	—	102,540
Intersegment sales	11,525	2,002	355	117	(13,999)	—

Total sales	27,750	68,986	19,672	131	(13,999)	102,540

Depreciation, depletion and amortization of tangible assets	(3,362)	(896)	(826)	(49)		(5,133)

Operating income excluding non-recurring items	9,309	909	777	(210)		10,785

Amortization of intangible assets and acquisition goodwill	(21)	(99)	(217)	(18)		(355)
Equity in income (loss) of affiliates	234	214	6	412		866
Other items in net operating income	189	61	40	157		447
Tax on net operating income	(5,063)	(239)	(232)	429		(5,105)

Net operating income excluding non-recurring items	4,648	846	374	770		6,638

Net cost of net debt						(196)
Dividends on subsidiaries’ redeemable preferred shares						(10)
Minority interests						(172)

Net income excluding non-recurring items						6,260

Gross expenditures	6,122	1,112	1,237	186		8,657
Divestitures at selling price	603	283	140	1,287		2,313
Cash flow from operating activities	7,721	1,447	1,053	785		11,006

Balance sheet as of December 31, 2002
Property, plant and equipment, net	25,189	7,061	6,047	295		38,592
Intangible assets, net	264	473	1,940	75		2,752
Investments in equity affiliates	1,409	1,431	328	3,466		6,634
Total non-current assets	29,109	10,341	9,279	5,281		54,010

Capital employed	18,998	10,207	9,341*	3,580		42,126

2001
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	14,365	71,373	19,560	20	—	105,318
Intersegment sales	12,572	1,912	406	95	(14,985)	—

Total sales	26,937	73,285	19,966	115	(14,985)	105,318

Depreciation, depletion and amortization of tangible assets	(2,944)	(948)	(790)	(35)		(4,717)

Operating income excluding non-recurring items	9,022	3,004	1,095	(252)		12,869

Amortization of intangible assets and acquisition goodwill	(16)	(92)	(217)	(9)		(334)
Equity in income (loss) of affiliates	330	204	15	452		1,001
Other items in net operating income	441	138	54	107		740
Tax on net operating income	(5,125)	(945)	(344)	231		(6,183)

Net operating income excluding non-recurring items	4,652	2,309	603	529		8,093

Net cost of net debt						(366)
Dividends on subsidiaries’ redeemable preferred shares						(19)
Minority interests						(190)

Net income excluding non-recurring items						7,518

Gross expenditures	7,496	1,180	1,611	279		10,566
Divestitures at selling price	1,116	1,079	541	4,268		7,004
Cash flow from operating activities	8,085	4,374	1,261	(1,417)		12,303

Balance sheet as of December 31, 2002
Property, plant and equipment, net	26,835	7,602	6,547	290		41,274
Intangible assets, net	390	538	2,243	25		3,196
Investments in equity affiliates	1,523	1,305	230	3,416		6,474
Total non-current assets	31,072	10,875	9,996	4,697		56,640

Capital employed	20,839	10,995	10,552*	3,163		45,549

*	after taking into account a contingency reserve related to Toulouse-AZF plant explosion of 995 million euro (pre-tax) in 2002 and 941 million euro (pre-tax) in 2001

EXHIBIT 99.5

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	TotalFinaElf Sells Non-Core Gulf of Mexico Assets
Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
Paris, March 6, 2003 — TotalFinaElf S.A. announces that its U.S. oil and gas exploration and production subsidiary TotalFinaElf E&P USA, Inc. has contracted to sell its interest in 13 non-core assets in the shallow water areas of the Gulf of Mexico.

TotalFinaElf's share of production from these 13 fields is currently around 4,500 barrels of oil equivalent per day; the company was the operator on only one of the fields. However, TotalFinaElf retains exploration rights for horizons below current production depths in two of these assets.

The sale of these properties is in accordance with the company's strategy in the Gulf of Mexico and Alaska of focusing exploration and production efforts on prospects with high reserve potential. In line with this strategy, TotalFinaElf, as operator, recently commenced production from the Aconcagua field in the Mississippi Canyon area of the Gulf of Mexico using the Canyon Express gas gathering system. In the same area, TotalFinaElf is currently developing the Matterhorn field. These two deepwater developments will significantly increase the company's production in the Gulf of Mexico.

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